

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2023

Liang Shi
Chief Executive Officer
Blue World Acquisition Corp
244 Fifth Avenue, Suite B-88
New York, NY 10001

> **Re: Blue World Acquisition Corp**
> **Form 10-K for the Fiscal Year Ended June 30, 2022**
> **Filed September 16, 2022**
> **File No. 001-41256**

Dear Liang Shi:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Arila Zhou